Exhibit 99.1

North America’s Railroad

CN’s JJ Ruest and KCS’ Pat Ottensmeyer Emphasized Compelling Public Interest

and Competitive Benefits of Transaction at Bernstein’s 37th Annual Strategic

Decisions Conference

Fully End-to-End Merger Will Provide Customers New Single-Line Service and Unchanged Number of Route Options

Proposed Voting Trust Meets the Public Interest Test Under the Surface Transportation Board’s Current Merger Rules

MONTREAL and KANSAS CITY, Mo., June 3, 2021 — JJ Ruest, President and Chief Executive Officer of CN (TSX: CNR) (NYSE: CNI) and Patrick J. Ottensmeyer, President and Chief Executive Officer of Kansas City Southern (“KCS”) (NYSE: KSU) presented today at Bernstein’s 37th Annual Strategic Decisions Conference. In their prepared remarks and the fireside chat, both CEOs articulated how the combination of CN and KCS will create a fully end-to-end merger that will deliver significant public interest benefits for customers, ports, employees, communities and the environment.

“The economy in North America, especially now post-COVID, really needs a network of the kind that we are talking about putting together especially as it relates to USMCA. There is something in it for shareholders. There is something in it for customers. There is something in it for employees – this is a growth project. It will create jobs. There is something in it for the port operators, which connect to us. It will give them better access to more cities, more importers, more exporters, so they too can do what they do best.”

•	JJ Ruest, president and chief executive officer of CN

“This combination will create a truly end-to-end network that will provide a new single line service to go after the I-35 freight corridor and the market opportunity that exists there. I think this will clearly be of interest to a lot of shippers as demonstrated by the support we have seen already, as well as create new competitive options that simply don’t exist today. We are combining two important segments that are already recognized as premium service segments, and this network is going to be unparalleled in terms of the access to markets, ports and the way we can participate in and help drive some of the economic growth we think will exist in the years ahead.”

•	Patrick J. Ottensmeyer, president and chief executive officer of KCS

CN-KCS delivers compelling public interest benefits.

Both Ruest and Ottensmeyer made a compelling case for voting trust approval as the U.S. Surface Transportation Board (“STB”) reviews CN and KCS’ joint request under the current merger rules. As discussed during the presentation, CN and KCS’ joint motion for approval of the voting trust makes very clear that CN has shown there will be no unlawful, premature control of KCS; that KCS and CN are financially sound throughout and after the trust period; and that a voting trust is in the public interest.

The combination of CN and KCS will eliminate delays associated with interchanges and facilitate coordinated investment into new single-line routes. This will in turn reduce cycle and transit times, provide more reliable and timely service, and reduce costs.

A combined CN-KCS will also offer more cost-effective access to Southern markets in the United States and Mexico, accelerating USMCA’s economic benefits. That’s in addition to delivering compelling benefits for six major shipper market segments and significant environmental benefits by removing trucks from the road. The proposed combination has received broad-based support from across the CN and KCS stakeholder network, with more than 1,400 letters filed with the STB to date.

The CN-KCS combination will create an end-to-end merger with significant options for customers in the North-South corridor.

With CN’s commitment to divest KCS’ 70-mile line between New Orleans and Baton Rouge, the proposed combination creates an end-to-end merger and provides no risk to competition. In fact, customers will now be able to access new markets that were not previously available to them via efficient single-line service. Customers will continue to have multiple options to move goods along this corridor, including the availability to use an improved new CN-KCS route, five other Class I railroad routings, the Mississippi River and two major interstate highways. Customers will not lose any existing routing options because CN and KCS are committed to preserving access to all existing gateways to enhance route choices and to ensure robust price competition.

A replay of today’s webcast is available via the Investors section of CN and KCS’s websites at www.cn.ca/investors and investors.kcsouthern.com. For more information on CN’s pro-competitive combination with KCS, please visit www.ConnectedContinent.com.

About CN CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media: CN
Canada
Mathieu Gaudreault
CN Media Relations & Public Affairs
(514) 249-4735
Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs
Martin Cej
(403) 512-5730	Investment Community: CN
mcej@longviewcomms.ca	Paul Butcher
Vice-President
United States	Investor Relations
Brunswick Group	(514) 399-0052
Jonathan Doorley / Rebecca Kral	investor.relations@cn.ca
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com	Investment Community: KCS
rkral@brunswickgroup.com	Ashley Thorne
Vice President
Media: KCS	Investor Relations
C. Doniele Carlson	(816) 983-1530
KCS Corporate Communications & Community Affairs	athorne@kcsouthern.com
(816) 983-1372
dcarlson@kcsouthern.com	MacKenzie Partners, Inc.
Dan Burch / Laurie Connell
Joele Frank, Wilkinson Brimmer Katcher	(212) 929-5748 /(212) 378-7071
Tim Lynch / Ed Trissel
(212) 355-4449